Filed by Tumbleweed Communications Corp. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                                               Subject Company: Valicert, Inc.
                                                 Commission File No: 000-31109


         On February 18, 2003, Tumbleweed Communications Corp. and Valicert, Inc. issued a joint press release announcing that Tumbleweed and Valicert had entered into an Agreement and Plan of Reorganization and Merger, dated as of February 18, 2003. The text of the joint press release follows.

         Tumbleweed and Valicert Announce Merger Agreement

To Create Best-of-Breed Enterprise-Class Secure Messaging Suite

REDWOOD CITY and MOUNTAIN VIEW, CA - February 18, 2003 - Tumbleweed(R) Communications Corp. (Nasdaq: TMWD), a leading provider of secure messaging applications for businesses and government agencies using the Internet, and Valicert, Inc. (Nasdaq: VLCT), a leading provider of software that securely connects companies with their customers, suppliers and partners across the financial value chain, today announced the signing of a definitive merger agreement. Pending shareholder and regulatory approvals, Tumbleweed will acquire all of the outstanding shares of Valicert, Inc. in a stock-for-stock transaction. As approved by the Boards of Directors of each company, the merger calls for each share of Valicert common stock to be exchanged for 0.385 shares of Tumbleweed common stock, or approximately 9.8 million shares, which will represent approximately 24% of Tumbleweed's outstanding stock post merger. Based on today's closing price for Tumbleweed's stock, the market value of the transaction is approximately $14.3 million. Tumbleweed will also expand its current Board of Directors to add a Valicert-selected Director. The purchase transaction is expected to close in the second or third quarter, depending upon regulatory review, and to be accretive to pro forma earnings by the end of Tumbleweed's fiscal year.

"Both Tumbleweed and Valicert deliver solutions that allow businesses and government agencies to automate and move their business processes online," said Jeff Smith, Chairman and CEO of Tumbleweed Communications. "Our companies have attained deep domain expertise in adjacent and complementary application areas: Tumbleweed is a leading provider of secure messaging; Valicert is a leading provider of secure data transfer and certificate validation. We expect that the combination will be formidable force in the marketplace, and will expand our total available market without dramatically increasing the cost of sales," Smith continued.

"We are excited to join forces with Tumbleweed," said John Vigouroux, President and Chief Executive Officer of Valicert. "Having established ourselves as the premier provider of secure data transfer and certificate validation, merging with Tumbleweed will bring an even more robust set of solutions to our mutual customers. Our complementary offerings serve a similar customer set in the Finance, Healthcare, and Government sectors. Our customers, partners, employees and shareholders will all benefit from the experienced management team that Tumbleweed has assembled, and the stability that will come from the stronger financial position we expect from our combined company. We remain committed to supporting our customers and partners around the world. We believe that by merging with Tumbleweed, we can achieve the critical mass that accrues to the best-of-breed suppliers of mission-critical enterprise solutions," Vigouroux added.

After the merger is concluded, John Vigouroux will join Tumbleweed's executive staff as Senior Vice President and General Manager of the Valicert division of Tumbleweed. Vigouroux will report to Doug Sabella, President and Chief Operating Officer of Tumbleweed Communications. Current Valicert employees will continue to report to Vigouroux in the new division.

"We expect to achieve operating profitability on a combined basis in the fourth quarter of this year," said Doug Sabella, President and Chief Operating Officer of Tumbleweed Communications. "We see strong synergies between our products, markets, customers and organizations. The larger corporate size and stronger finances of the combined company will offer the increased market share, product breadth and financial stability that customers are seeking. The combined revenue of both companies will complement anticipated synergies on the cost side, such as improved sales efficiencies, reduced public-company reporting costs, and additional potential savings from the elimination of redundant infrastructure, including leased office space. Finally, since our headquarters are only a few miles apart, consolidation is anticipated to be quick and frugal," Sabella concluded.

Conference Call Information
Tumbleweed and Valicert will host a joint conference call with the investment community tomorrow morning, Wednesday February 19 at 5:30 AM PT/8:30 AM ET to discuss the proposed merger. This call will be made available to all interested parties by telephone at (888) 413-5356, conference number 76948, and via live webcast on Tumbleweed's website at http://www.tumbleweed.com, under Company heading, Investor Relations; and on Valicert's website at http://www.valicert.com in the Investor section of the site. A replay of the conference call will be available for 30 days on both websites, and by telephone at (763) 925-2510, conference number 76948.


About Tumbleweed
Tumbleweed is a leading provider of secure messaging applications for businesses and government agencies using the Internet. Tumbleweed's robust policy-based platform empowers organizations to safely share and protect critical information, increase customer loyalty and privacy and dramatically reduce costs. Tumbleweed is trusted by hundreds of blue-chip customers including American Express, Amgen Inc., Bank of America Securities, Catholic Healthcare West, ChevronTexaco Corp., Dell Computer Corporation, National City Corporation, Oppenheimer Funds, Inc., The Regence Group (Blue Cross/Blue Shield), TD Waterhouse Investor Services, Inc., the U.S. Department of Energy and the U.S. Navy. Tumbleweed Communications was founded in 1993 and is headquartered in Redwood City, California. More information about Tumbleweed is available on the World Wide Web at www.tumbleweed.com.

About Valicert
Valicert is a leading provider of secure communications and authentication software for file transfer, financial messaging, and business process integration over the Internet. Enterprises and government agencies use Valicert products to accelerate their financial and corporate supply chain processes and to exchange sensitive data inside and outside of their organizations. Valicert customers enjoy significant cost savings and efficiencies by migrating from private networks and paper processes to the Internet. Valicert is trusted by hundreds of blue-chip customers including ABN AMRO, Aetna, Blue Cross/Blue Shield of Kansas City, Freightliner, Hitachi, JP Morgan Chase, NTT Communications, Royal Bank of Scotland, Sears Roebuck and Co., State of Washington, and several branches of the US Department of Defense. Valicert was founded in 1996 and is headquartered in Mountain View, California. More information about Valicert is available on the World Wide Web at www.valicert.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Tumbleweed intends to file a registration statement on Form S-4 in connection with the transaction, and Tumbleweed and Valicert intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Tumbleweed and Valicert are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Tumbleweed, Valicert and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Tumbleweed or Valicert. Tumbleweed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tumbleweed and Valicert in favor of the transaction. Information regarding the interests of Tumbleweed's officers and directors in the transaction will be included in the joint proxy statement/prospectus. Valicert and its executive officers and directors also may be deemed to be participants in the solicitation of proxies from the stockholders of Tumbleweed and Valicert in favor of the transaction. Information regarding the interests of Valicert's officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Tumbleweed in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Tumbleweed and Valicert in connection with the transaction, each of Tumbleweed and Valicert file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Tumbleweed and Valicert with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Tumbleweed at their website www.tumbleweed.com or Valicert at their website at www.valicert.com.


SAFE HARBOR STATEMENT

Tumbleweed and Valicert caution that forward-looking statements contained in this press release are based on current plans and expectations, and that a number of factors could cause the actual results to differ materially from the guidance given at this time. These factors are described in the Safe Harbor statement below.

Except for the historical information contained herein, the matters discussed in this press release may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These statements include those concerning the consummation of the acquisition and, if consummated, its potential benefits and effects, including but not limited to any expectations that the transaction will be accretive and any expectations as to profitability of the combined company. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions. For further cautions about the risks of investing in Tumbleweed or Valicert, we refer you to the documents Tumbleweed and Valicert file from time to time with the Securities and Exchange Commission, particularly Tumbleweed's Form 10-K filed March 29, 2002 and Form 10-Q filed November 14, 2002, Valicert's Form 10-K filed April 1, 2002 and Form 10-Q filed November 13, 2002, and the registration statement relating to the acquisition to be filed subsequently. In this regard, investors are cautioned that the acquisition may not be consummated on the terms proposed or at all, and, if consummated, the combined companies will be subject to numerous risks and uncertainties, including, but not limited to, the risks inherent in acquisitions of technologies and businesses, including the integration of separate workforces, the timing and successful completion of technology and product development through production readiness, integration of such technologies and businesses into the combined company, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors.

Tumbleweed and Valicert assume no obligation to update information contained in this press release, including for example guidance regarding future performance, which represents the companies' expectations only as of the date of this release and should not be viewed as a statement about the companies' expectations after such date. Although this release may remain available on the companies' websites or elsewhere, its continued availability does not indicate that the companies are reaffirming or confirming any of the information contained herein.

                                     # # #


For further information, please contact:

Tumbleweed                             Valicert
Bill Bradford                          David Jevans
Vice President, Marketing              Senior VP Marketing & Corp. Development
650-216-2064                           650-567-5616
bill.bradford@tumbleweed.com           davej@valicert.com